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            SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                              Bowater Incorporated
                                (Name of Issuer)

      Depositary Shares, Each Representing a One-Fourth interest in a Share of Preferred Redeemable Increased Dividend Equity Securities, 7% PRIDES,
         Series B, Convertible Preferred Stock, Par Value $1 per Share
                         (Title of Class of Securities)

                                    102183407
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
         D. E. Shaw Investments, L.P.
         13-3470777

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(2)  THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]


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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

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NUMBER OF         (5)  SOLE VOTING POWER

SHARES                 -0-

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BENEFICIALLY      (6)  SHARED VOTING POWER

OWNED BY               623,000

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EACH              (7)  SOLE DISPOSITIVE POWER

REPORTING              -0-

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PERSON WITH       (8)  SHARED DISPOSITIVE POWER

                        623,000

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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON

              623,000

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(10)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

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(11)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              12.7%

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(12)  TYPE OF REPORTING PERSON **
         BD, PN

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                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!



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 (1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.
      OF ABOVE PERSON
         David E. Shaw

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(2)  THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                         (a) [ ]
                                                                         (b) [x]

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(3)  SEC USE ONLY

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(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

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         United States

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NUMBER OF         (5)  SOLE VOTING POWER

SHARES                 -0-

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BENEFICIALLY      (6)  SHARED VOTING POWER

OWNED BY               623,000

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EACH              (7)  SOLE DISPOSITIVE POWER

REPORTING              -0-

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PERSON WITH       (8)  SHARED DISPOSITIVE POWER

                       623,000

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(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON
              623,000

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(10)  CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES **                                  [ ]

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(11)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9)
              12.7%


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(12)  TYPE OF REPORTING PERSON **
         IN

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                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).  NAME OF ISSUER:

Bowater Incorporated (the "Company")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

55 East Camperdown Way, P.O. Box 1028, Greenville, SC  29602

ITEM 2(a).  NAME OF PERSON FILING:

D. E. Shaw Investments, L.P. ("InvLP")
David E. Shaw ("David Shaw")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

120 West 45th Street, 39th Floor, Tower 45, New York,  NY  10036

ITEM 2(c).  CITIZENSHIP:

InvLP is a limited partnership organized under the laws of the State of Delaware.

David E. Shaw is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

Depositary Shares, Each Representing a One-Fourth interest in a Share of Preferred Redeemable Increased Dividend Equity Securities, 7% PRIDES, Series B, Convertible Preferred Stock, Par Value $1 per Share (the "Shares")

ITEM 2(e).  CUSIP NUMBER:

102183407

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a) [x]    Broker or dealer registered under Section15 of the Act

     (b) [ ]    Bank as defined in Section 3(a)(6) of the Act

     (c) [ ]    Insurance Company as defined in Section 3(a)(19) of the Act

     (d) [ ]    Investment Company registered under Section 8 of the Investment
Company Act

     (e) [ ]    Investment Adviser registered under Section 203 of the
Investment Act of 1940

     (f) [ ]    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)



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     (g) [ ]    Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
see item 7

     (h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

The Schedule 13G initially filed for the month ended June 30, 1995 of (i) InvLP and (ii) David E. Shaw relating to the Shares issued by the Company is hereby amended by this Amendment No. 3 to the Schedule 13G as follows:

ITEM 4.     OWNERSHIP.

     (a) Amount beneficially owned:
         623,000

     (b) Percent of class:

         12.7% (based on the 4,893,616 Shares outstanding as of March 22, 1996, as indicated in the Company's most recent Proxy Statement, dated March 31, 1996)

     (c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote
              -0-

         (ii) shared power to vote or to direct the vote
              623,000

         (iii) sole power to dispose or to direct the disposition of -0-

         (iv) shared power to dispose or to direct the disposition of
              623,000

By virtue of David Shaw's positions as President and sole shareholder of D. E. Shaw & Co., Inc., the general partner of D. E. Shaw & Co., L.P., the general partner of InvLP, David Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 623,000 Shares held by InvLP, constituting 12.7% of the outstanding Shares and, therefore, David Shaw may be deemed to be the beneficial owner of such Shares. David Shaw disclaims beneficial ownership of such 623,000 Shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Shares.

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ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.    CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

By signing below D. E. Shaw Investments, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated January 14, 1997, granted by David Shaw in favor of Stuart Steckler, is attached hereto.

                                February 6, 1997

                  D. E. SHAW INVESTMENTS, L.P.
                  By: D. E. SHAW & CO., L.P., as
                      General Partner
                  By: /s/ Stuart Steckler
                      Managing Director

                  DAVID E. SHAW
                  /s/ Stuart Steckler
                      Attorney-in-Fact